January 17, 2012

Via EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MEDNAX, Inc.

File No. 001-1211

Form 10-K for the Year Ended December 31, 2010

Dear Mr. Rosenberg:

This letter is in response to the Staff’s comments, set forth in your letter received by e-mail on December 20, 2011 (the “Comment Letter”), addressed to Roger J. Medel, M.D as Chief Executive Officer of MEDNAX, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

The Staff’s comments, which for ease of reference are set forth below, are addressed in the order in which they are presented in the Comment Letter. In the responses below, references to “we”, “our” and “us” refer to the Company.

Management Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Professional Liability Coverage, page 41

1.	While you state here that your reserves do not deviate significantly from your estimates, you continue to state that the actual results may vary significantly. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the range of reasonably likely changes in your estimate.

Pursuant to your comment, we plan to expand our disclosure related to professional liability coverage in future periodic reports as follows:

Professional Liability Coverage

We maintain professional liability insurance policies with third-party insurers on a claims-made basis, subject to self-insured retention, exclusions and other restrictions. Our self-insured retention under our professional liability insurance program is maintained primarily through a wholly owned captive insurance subsidiary. We record liabilities for self-insured amounts and claims incurred but not reported based on an actuarial valuation using historical loss information, claim emergence patterns and various actuarial assumptions. Liabilities for claims incurred but not reported are not discounted. The average lag period from the date a claim is reported to the date it reaches final settlement is approximately four years, although the facts and circumstances of individual claims could result in lag periods that vary from this average. Our actuarial assumptions incorporate multiple complex methodologies to determine the best liability estimate for claims incurred but not reported and the future development of known claims, including methodologies that focus on industry trends, paid loss development, reported loss development and industry-based expected pure premiums. The most significant assumptions used in the estimation process include the use of loss development factors to determine the future emergence of claim liabilities, the use of frequency and trend factors to estimate the impact of economic, judicial and social changes affecting claim costs, and assumptions regarding legal and other costs associated with the ultimate settlement of claims. The key assumptions used in our actuarial valuations are subject to constant adjustments as a result of changes in our actual loss history and the movement of projected emergence patterns as claims develop. ~~The average lag period from the date a claim is reported to the date it reaches final settlement is approximately four years, although the facts and circumstances of individual claims could result in lag periods that vary from this average. Although we~~We evaluate the need for professional liability insurance reserves in excess of amounts estimated in our actuarial valuations on a routine basis, ~~our recorded reserves do not deviate significantly from the provided estimates. Because~~and as of December 31, 20xx, based on our historical experience, a reasonably likely change of x% to x% in our estimates would result in an increase or decrease to net income of approximately $x.x million to $x.x million. However, because many factors can affect historical and future loss patterns, the determination of an appropriate professional liability reserve involves complex, subjective judgment, and actual results may vary significantly from estimates.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Segment Reporting, page 59

2.	Please provide us proposed disclosure to be included in future periodic reports to provide your revenues by each group of similar services as required by ASC 280-10-50-40. In this regard it appears that your service groupings as disclosed on pages three through six of your filing would appear to be reasonable groupings for this disclosure. Otherwise, please explain to us how your current disclosure complies with this guidance.

Our business is to provide physician services in the specialty areas of neonatal, maternal-fetal, pediatric cardiology, other pediatric subspecialty and anesthesia care. The discussion of physician specialties on pages three through six of our filing is designed to provide the reader with a view of the physician services we offer. As a company with one reportable segment, we considered all of our physician specialties and subspecialties as one group of similar services for purposes of evaluating the disclosure requirements of ASC 280-10-50-40. We understand that because we distinguish between specialties in our discussion on pages three through six of our filing, this could be considered as a basis for determining reasonable groupings at a lower level for disclosure under ASC 280-10-50-40. Accordingly, we will expand our disclosure as provided below. Where a physician can provide care across more than one specialty or where care provided in one specialty is closely associated with another, we have grouped these specialties together.

Segment Reporting

The results of the Company’s operations are aggregated into a single reportable segment for purposes of presenting financial information in accordance with the accounting guidance for segment reporting.

The following table summarizes the Company’s net patient service revenue by specialties and subspecialties (in percentages):

Years Ended December 31,
	20XX		20XX		20XX

Neonatal and other pediatric subspecialties	xx.xx	%	xx.xx	%	xx.xx	%

Anesthesia (1)	xx.xx		xx.xx		xx.xx

Maternal-fetal	xx.xx		xx.xx		xx.xx

Pediatric cardiology	xx.xx		xx.xx		xx.xx

	xx.xx	%	xx.xx	%	xx.xx	%

(1)	Anesthesia includes anesthesia care, anesthesia subspecialty care and pain management.

Business Acquisitions, page 60

3.	Please provide us proposed revised policy disclosure to be included in future periodic reports that clarifies:

•	How you account for changes in your contingent consideration obligations both before and after your adoption of SFAS 141R subsumed in ASC Topic 805; and

•	How you account for changes in estimates of the fair values of the assets acquired or liabilities assumed.

Pursuant to your comment, we will expand our business acquisitions policy disclosure in future periodic reports as follows.

Business Acquisitions

The Company accounts for business acquisitions as required by the provisions of the accounting guidance for business combinations, which includes provisions that the Company adopted effective January 1, 2009. The guidance retains the underlying concepts of the previous standard such that all business combinations are required to be accounted for at fair value, but changes certain aspects of applying the acquisition method of accounting. The changes also require the Company ~~to measure contingent consideration at fair value at the acquisition date and also require the Company~~to expense certain acquisition costs as they are incurred. In accordance with the acquisition method of accounting, any identifiable assets acquired and any liabilities assumed are recognized and measured at their fair values on the acquisition date. If information about facts and circumstances existing as of the acquisition date is incomplete at the end of the reporting period in which a business acquisition occurs, the Company will report provisional amounts for the items for which the accounting is incomplete. The measurement period ends once the Company receives sufficient information to finalize the fair values; however, the period will not exceed one year from the acquisition date. Any material adjustments recognized during the measurement period will be reflected retrospectively in the consolidated financial statements of the subsequent period.

The Company measures contingent consideration at fair value at the acquisition date for acquisitions completed on or after January 1, 2009. The fair value of such contingent consideration is remeasured at each reporting period with any change in fair value recognized as income or expense within continuing operations of the Company’s Consolidated Statements of Income. Contingent consideration liabilities for acquisitions completed prior to January 1, 2009 are not included on the Company’s Consolidated Balance Sheet and are recorded to goodwill as incurred. See Note ~~6~~X for more information on the Company’s business acquisitions.

6. Business Acquisitions, page 64

4.	You disclose here and in your September 30, 2011 Form 10-Q that total consideration paid for the acquisition of various physician group practices was $145.5 million in 2009, $339.3 million in 2010 and $81.0 million during the first nine months of 2011. It is apparent from your disclosure that goodwill as a percentage of this total consideration has increased from 85.7% in 2009 to 93.6% in 2010 and 95.3% in 2011 while the physician and hospital agreements intangible has decreased from 13.9% in 2009 to 6.3% in 2010 and 5.9% in 2011. As goodwill is a residual, please explain to us why it appears that you are either paying more for physician practices or the value of these practices is declining. In your response, please, at a minimum, address the following concerns:

•	Please explain to us how you determine the value of your physician and hospital agreements.

In connection with each physician group practice acquisition, we record identifiable assets acquired and liabilities assumed at their respective fair values in accordance with the acquisition method of accounting under ASC 805-20-30. Intangible assets, principally physician and hospital agreements, are recognized based on the contractual-legal and separability criteria established in ASC 805-20-25-10 and related implementation guidance in ASC 805-20-55. Goodwill represents the excess of cost over the fair values of the net assets acquired.

The fair value of the intangible assets for each acquisition will vary based on the value assigned to each physician and hospital agreement acquired as part of each individual acquisition. The largest variable in the valuation of each acquisition will be for the hospital agreements that contain provisions for administrative fees. Each hospital agreement containing provisions for administrative fees is valued based on the income approach, which measures the present value of the future net cash flows of each agreement. The valuation will vary based on the dollar amount of the administrative fees, as well as the expected term of each agreement.

As a point of reference, goodwill and intangible assets as a percentage of the total consideration for acquisitions completed through the nine months ended September 30, 2011, as noted in the Staff’s comment and calculated based on the disclosures in our Form 10-Q were approximately 95% and 6%, respectively. However, for the twelve months ended December 31, 2011, goodwill and intangible assets as a percentage of the total consideration for acquisitions completed for the full year period are expected to be approximately 87% and 14%, respectively. The change between the percentages calculated through the nine months ended September 30, 2011 as compared to the percentages calculated through the twelve months ended December 31, 2011 is driven by the valuation of the acquisitions completed during the three months ended December 31, 2011 and the impact that they will have on the total year calculation. This highlights the variability in the values that can be assigned to the intangible assets of each individual acquisition.

We use the cost approach method to value physician agreements. The cost method estimates the value of the agreements based on the costs to reproduce or replace those agreements. We believe that the benefit of acquiring a practice is the fact that there are a group of physicians and other professional employees, not any one individual physician, who have established relationships with the other physicians and professionals at the hospital, as well as the hospital’s management and are known in the community. As a result of the expertise and infrastructure that we have built in becoming the leading health care services company focused on physician services for neonatal, maternal-fetal, pediatric physician subspecialty and anesthesia services, a significant portion of the profit that we expect to generate from the practices that we acquire is the result of improvements that are made after the acquisition, including improved contracting with managed care organizations, improved collections, identification of growth initiatives, as well as operating efficiencies and cost savings.

•

Please clarify whether the value assigned to physician agreements relates to either or both your agreement to manage their practice or to agreements with individual doctors to continue to practice medicine with the acquired practice.

As discussed above, in connection with each physician group practice acquisition, we complete a review and valuation of identifiable intangible assets in accordance with the criteria in ASC 805-20-25-10 and related implementation guidance in ASC 805-20-55. The value assigned to physician agreements is determined as discussed above. We do not assign value to our management agreements for the reasons discussed below.

We use contractual management agreements with our professional associations, corporations and partnerships (the “affiliated professional contractors”) pursuant to which we consolidate the affiliated professional contractors into our consolidated financial statements. We recognize that these management agreements are a contractual right between us and the affiliated professional contractors; however, they do not create or add economic value for or to the physician practice. The valuation of the underlying physician practice and the consideration that is paid in connection with its acquisition is not impacted by whether or not a management agreement is in place. Although we have not historically made a substantial number of changes to the management agreements, any modifications would not change the value of the underlying practice. Accordingly, we believe that the management agreements have no attributable value in the context in which they are used in our business, and we therefore have not allocated any value to the management agreements in connection with acquisitions we have completed.

•

To the extent that the physician agreements relate to the provision of medical services, please explain to us whether or not these agreements are representative of market compensation rates for physicians with the same credentials and experience in the relevant service market.

As discussed above, the value assigned to the physician agreements is based on the costs to reproduce or replace the physician agreements. As disclosed in our Form 10-K for the year ended December 31, 2010 under Item 1, Business, Relationships with Our Partners, Affiliated Physicians and Practice Groups, our affiliated physicians have entered into employment agreements with us or one of our affiliated professional contractors providing for a competitive base salary and incentive bonus eligibility. Based on our experience of hiring clinicians across the country, this compensation is representative of market compensation rates for physicians with similar credentials and experience in the relevant service market. Accordingly, our physician employment agreements are not deemed as beneficial contracts because the pricing of these agreements is not considered favorable relative to market terms.

•

Given that you disclose that you expect the contingent payment obligations with these physicians to be 100% probable of occurrence, please clarify whether these contingencies are part of the physician’s normal compensation packages and therefore included in the value assigned to the physician agreements.

Certain of our purchase agreements contain contingent purchase price provisions based on the achievement of volume and other performance measures in periods subsequent to the acquisition date. The volume and other performance measures that we set are considered challenging but attainable and are generally established in order to ensure that the volume or other performance measures achieved by the physician group practices in the post-combination periods are approximately equal to the pre-acquisition periods, thereby substantiating the ultimate values of the physician group practices. These contingent purchase price payment obligations are recorded at acquisition-date fair value using the income approach with assumed discount rates over the applicable terms and are valued separately from the physician’s normal market rate compensation package. None of the potential payments under these contingent purchase price provisions is contingent upon future employment of the selling physicians. Furthermore, our purchase agreements specify that any earned contingent purchase price payments must be paid to each individual selling physician regardless of whether such individual is employed by us at the time any contingent purchase price payment becomes due and owing. Accordingly, the contingent payment obligations are not related to the physician’s normal compensation packages and are valued and recorded separately as liabilities in accordance with ASC 805-30-25 and ASC 480.

•	Clarify for us whether any of your contingent payment obligations that you deemed 100% probable of occurrence were not achieved. If so, tell us:
o	how many payment events were not achieved;
o	the dollar amount of these payments;
o	the percentage of these contingent payments to the total consideration paid for the associated practice;
o	the percentage of these contingent payments to the total maximum contingent consideration for the associated practice; and
o	how you accounted for not achieving the payment trigger.

As a point of background, we began recording contingent payment obligations on our balance sheet in connection with our adoption of the accounting guidance in ASC 805 for acquisitions completed on or after January 1, 2009. From January 1, 2009 through December 31, 2011, we recorded contingent payment obligations in connection with eight acquisitions as liabilities on our balance sheet in accordance with ASC 805-30-25 and ASC 480. As a point of reference, during the year ended December 31, 2010, in connection with our acquisition activity, we recorded total consideration of $339.3 million, of which $10.6 million was related to contingent consideration. The performance period underlying the contingent payment obligations ranges from four to five years with annual measurement events and payment eligibility. Based on the timing of the eight acquisitions referenced above, only three have become eligible for payments, and these payments have been made at 100%. Additionally, as required by ASC 805-30-35, the fair values of these eight contingent payment obligations have been remeasured at each reporting period subsequent to their respective acquisition dates, and as a result of these assessments the acquisition-date fair values have been substantiated. It is important to note that our population of contingent payment obligations recorded from January 1, 2009 through December 31, 2011 and subject to assessment of the probability-weighted measurement criteria is small and the time periods subsequent to acquisition are relatively short. We will continue to remeasure the fair value of each contingent payment obligation until all contingencies are resolved, and any changes in fair value will be recognized as income or expense within continuing operations of the Company’s Consolidated Statements of Income.

9. Accrued Professional Liability, page 66

5.	Please provide us a proposed revised table to be included in future periodic reports that includes the changes in your IBNR reserves. Alternatively, provide a similar table as you have provided on page 67 for the IBNR reserves.

Our IBNR reserves balance represents an actuarially calculated liability at a point in time for claims that have not yet been reported, and as such, does not have various elements that could be incorporated into a tabular reconciliation. The changes in the balance are primarily due to the growth of our business by acquisition and changes in actuarial assumptions used as a basis for our estimates. We will expand our disclosure in future periodic reports to include the changes in our IBNR reserves and will expand our discussion to identify the factors stated above for any material changes.

Note	X. Accrued Professional Liability:

At December 31, 20XX and 20XX, the Company’s total accrued professional liability of $xxx.x million and $xxx.x million, respectively, includes incurred but not reported loss reserves of $xx.x million and $xx.x million, respectively, and loss reserves for reported claims associated with self-insured retention amounts through the Company’s wholly owned captive insurance subsidiary of $xx.x million and $xx.x million, respectively.

The Company’s incurred but not reported loss reserves increased by $x.x million and $x.x million for the years ended December 31, 20XX and 20XX, respectively.

The activity related to the Company’s loss reserves for reported claims for the years ended December 31, 20XX, 20XX and 20XX is as follows (in thousands):

Years Ended December 31,
	20XX		20XX		20XX

Balance at beginning of year	$	xx,xxx	$	xx,xxx	$	xx,xxx

Provision (adjustment) for losses related to:
Current year		xx,xxx		xx,xxx		xx,xxx
Prior years		xx,xxx		xx,xxx		xx,xxx

Total provision for losses		xx,xxx		xx,xxx		xx,xxx

Claim payments related to:
Current year		xxx		xxx		xxx
Prior years		xx,xxx		xx,xxx		xx,xxx

Total payments		xx,xxx		xx,xxx		xx,xxx

Balance at end of year	$	xx,xxx	$	xx,xxx	$	xx,xxx

The net changes in reserves for reported claims for the years ended December 31, 20XX and 20XX, are primarily attributable to…….

15. Commitments and Contingencies, page 74

6.	Please provide us proposed revised disclosure to be included in future periodic reports that states the years that are open for investigation by the third party payors.

As a point of background and as disclosed elsewhere in our Form 10-K, we submit claims for reimbursement for our physician services to both government and private third-party payors. In the ordinary course of business, we may be involved from time to time in inquiries, reviews, audits and investigations by these government and private third-party payors. Our relationships with third-party payors are numerous and may be governed by contract, payor policy or state or federal law, depending on the payor involved and our contractual status with that payor. In the case of government payors, depending on the reason for the audit, investigation or inquiry, such matters can encompass claims submitted a number of years earlier. For example, in certain circumstances in the ordinary course of business in the health care industry, allegations of false or fraudulent claims may be alleged that would allow a government payor to audit or investigate as far back as 10 years or longer from the initiation of an inquiry. In the case of private payors, such matters may be governed by contract or, in situations where we are not contracted with the payor conducting the audit or where our contract with such payor is silent on the issue, may be governed by payor policy or state law. Depending on the reason for the audit, the time frame allowable for audits, investigations or inquiries may be limited to as short a period as one year, or as long a period as the corresponding period for government payors. Further, as our contracts with each payor are renewed and amended regularly, even if a contract provides a specific time frame allowed for conducting audits, such a provision would be applicable only to those claims submitted during the term of the contract containing the provision. In addition, we do not, as a matter of course, compile such data for our contracts or claims. Rather, we review whether a third-party payor is entitled to audit or otherwise review a claim when any such demand for audit is manifested. Compiling this information on a basis accurate enough to present in our filed reports would place an undue burden on our reporting functions.

Due to our varied and numerous relationships with different types of third-party payors in 34 states and the varied circumstances governing those relationships, we believe that providing a time frame for the years open to investigation by third-party payors would be neither practical nor meaningful for investors. Providing an accurate time frame would require analysis of each claim we submit to every payor and the period allowed for potential audits applicable to each claim dating back an unspecified period of time. The result of such an analysis would be broad and varied due to the amount of variables applicable to each claim for reimbursement and would result in the presentation of complex data that would not be meaningful to investors. While healthcare companies face inherent risk involved with operating in a highly regulated industry, we dedicate significant resources to compliant coding and billing for our services and do not anticipate any material repayments as a result of third-party audits, inquiries or investigations. To the extent we are subject to any material audits, inquiries or investigations in the future, we will continue to make the appropriate disclosures in accordance with the accounting guidance for contingencies under ASC 450 and the applicable provisions of Regulation S-K, including Items 103 and 303, as well as Regulation S-X.

* * * *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5083, or alternatively, at the address provided elsewhere in this letter, with a copy to Thomas W. Hawkins, the Company’s general counsel, at the same address.

Sincerely,

/s/ Vivian Lopez-Blanco
Vivian Lopez-Blanco Chief Financial Officer

cc:	Tabatha Atkins (SEC)

Gus Rodriguez (SEC)

Thomas W. Hawkins